RadioShack Corporation
300 RadioShack Circle
MS CF3-103
Fort Worth, TX 76102
(817) 415-3748

January 10, 2012

VIA EDGAR

Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Form 10-Q for the fiscal period ended September 30, 2011
Filed October 25, 2011
File No. 1-05571

Dear Mr. Mew:

RadioShack Corporation (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K and Form 10-Q as set forth in your letter dated December 20, 2011. For convenience, the staff’s numbered comments are shown below in italicized text, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

2010 Compared with 2009, page 21

1.
In the discussion of your results of operations, you refer to various factors that have impacted significant financial metrics without quantifying the impact of each factor. For example, you disclose that sales in your wireless platform “was driven by increased sales in your Sprint and AT&T postpaid wireless business…[and] these increases were partially offset by decreased sales of GPS products.” Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B.4. of SEC Release No. 33-8350 to provide quantification and/or clarification for each source that contributed to a material change in your MD&A discussion.

Mr. Andrew Mew
Securities and Exchange Commission
January 10, 2012

Response

When our net sales and operating revenues financial statement line item reflects material period-over-period changes, we explain the reasons for these material changes in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. We break down our net sales and operating revenues line item by reportable segment in accordance with Regulation S-K item 303 and discuss the reasons for material changes in the revenues of each segment. To supplement this required information, we regularly provide a further breakdown of revenues by our product platforms in a tabular format on a company-wide basis and for our U.S. RadioShack company-operated stores segment, which represented 85.1% of our consolidated net sales and operating revenues for the year ended December 31, 2010. In addition to this regularly provided quantitative information, we review our results to identify unusual material trends and we provide specific, quantified information where appropriate data is available and where we believe such data is meaningful to investors. For example, in our Form 10-K for the year ended December 31, 2010, we quantified the amount of net sales of digital converter boxes in 2009 and 2010 to provide investors with insight as to how this limited-lifespan product was affecting our net sales and operating revenues financial statement line item.

Our discussions of period-over-period changes in revenues of our product platforms often include qualitative descriptions of component changes that are not quantified. We include this additional qualitative disclosure to provide the reader with management’s insight and to clarify further the reasons for changes in revenues of the product platforms. In these cases we believe that the quantification of the identified components would not meaningfully enhance a reader’s understanding of the reasons for the change in our net sales and operating revenues financial statement line item.

Form 10-Q for the fiscal period ended September 30, 2011

Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements (Unaudited), page 6

Note 2 – Discontinued Operations, page 6

2.
In light of the disclosure that you redeployed substantially all of your Sam’s Club kiosk employees to nearby RadioShack stores or Target Mobile centers, and you redistributed your Sam’s Club kiosk inventory to your remaining retail channels; please tell us how you concluded that the cash flows from the Sam’s Club kiosks were eliminated from your ongoing operations. Please provide more detail on your accounting analysis which supports reclassifying these operations from the kiosks segment to discontinued operations. Please refer to the guidance in FASB ASC 205-20-55-7 through 8 as part of your response.

Response

RadioShack’s kiosks within Sam’s Club store locations were not operated as RadioShack-branded locations, and therefore customers shopping in the kiosks likely presumed that they were operated by Sam’s Club. Prior to June 30, 2011, RadioShack provided the management, staffing and inventory for the kiosks. We transitioned all of our kiosks located in Sam’s Club stores to Sam’s Club by June 30, 2011, and Sam’s Club began providing the management, staffing and inventory for these locations during the quarter ended June 30, 2011.

We referred to ASC 205-20-55-4 through 8 to determine whether our Sam’s Club kiosk operations and cash flows had been eliminated from the Company’s ongoing operations and therefore should be presented as discontinued operations. Under this accounting guidance, to determine that operations and cash flows have been eliminated from the Company’s ongoing operations, one must conclude that these operations would not continue to generate direct cash flows.

Mr. Andrew Mew
Securities and Exchange Commission
January 10, 2012

Under ASC 205-20-55-7, revenue-producing activities of a disposed component have been continued and therefore are considered direct cash flows if either of the following two conditions is met:
•	Significant cash inflows are expected to be recognized by the ongoing entity as a result of a migration of revenues from the disposed component after the disposal transaction.
•
Significant cash inflows are expected to be received by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.

With respect to the first condition, we noted that when our license agreement to operate these kiosks expired, Sam’s Club began providing the management, staffing and inventory for these locations. We believe that a customer who had typically shopped at one of our unbranded kiosks within a host store, such as the kiosks we previously operated in Sam’s Club stores, would likely continue to purchase their wireless handsets and wireless accessories from that same kiosk, as the customer is not likely to have been aware of RadioShack’s prior operation of the kiosk or that there had even been a change in the party operating it. Therefore, we concluded that the Company’s ongoing operations would not recognize significant cash inflows as a result of customer migration. With respect to the second condition, we noted that there were no continuing activities between the Company’s ongoing operations and the disposed kiosks. Therefore, we concluded that revenue-producing activities and cash flows from these kiosks had been eliminated from the Company’s ongoing operations.

Under ASC 205-20-55-8, cost-generating activities of a disposed component have been continued and therefore are considered direct cash flows if either of the following two conditions is met:
•	Significant cash outflows are expected to be recognized by the ongoing entity as a result of a migration of costs from the disposed component after the disposal transaction.
•
Significant cash outflows are expected to be recognized by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.

With respect to the first condition, we concluded that no ongoing costs would migrate from the disposed kiosks to the Company’s ongoing operations. As noted in the staff’s December 20, 2011 letter, we redeployed our employees who had been staffing these kiosks to RadioShack stores or Target Mobile centers; however, these employees filled existing job openings at those stores and centers and did not result in an increase to our normal headcount of these operations. As also noted in the staff’s letter, we redistributed any remaining inventory on-hand at these kiosks to our other retail channels. This inventory was redistributed to some of our other retail channels that were already offering the same merchandise, which allowed us to reduce our purchases of merchandise for these other retail channels. We therefore concluded that redistribution of the inventory did not constitute a cost that migrated to the Company’s ongoing operations. With respect to the second condition, we noted that there were no continuing activities between the Company’s ongoing operations and the disposed kiosks. Therefore, we concluded that cost-generating activities and cash flows from these kiosks had been eliminated from the Company’s ongoing operations.

Mr. Andrew Mew
Securities and Exchange Commission
January 10, 2012

Note 11 – Segment Reporting, page 12

3.
You state, “Our kiosk operations consist of our network of 1,490 kiosks located in Target stores. We previously elected to separately present the results of our kiosk operations; however, in conjunction with the reclassification of our Sam’s Club kiosks to discontinued operations, we have included the results of our remaining kiosks with those of our other business activities that do not meet the quantitative thresholds for separate disclosure.” Please summarize for us how your remaining kiosks do not meet the quantitative thresholds for separate disclosure. Lastly, please explain to us how you concluded it was appropriate to include the results of the remaining kiosks with your other business activities that did not meet the quantitative thresholds under FASB ASC 280. Refer to FASB ASC 280-10-50-13.

Response

For the nine months ended September 30, 2011, net sales and operating revenues of our Target Mobile centers represented 6.7% of net sales and operating revenues for all operating segments and the amount of the operating loss of our Target Mobile centers was equal to 3.4% of the operating income of our profitable operating segments. Accordingly, no separate disclosure regarding these kiosks is required under ASC 280-10-50-12.

We do not consider our other business activities, presented as “Other” in our segment reporting table, to be a combined reportable segment under ASC 280-10-50-13. We have presented all of our operating segments that do not meet the quantitative thresholds for separate reporting and our other business activities as an “all other” category in accordance with ASC 280-10-50-15.

In connection with the Company’s response to the staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	The staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a Company filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

As noted above, to assist the staff with its review we will separately deliver a copy of this letter to you by overnight mail and fax. If you have any questions or would like to discuss these issues further, please contact me at the above number.

Sincerely,

/s/  Dorvin D. Lively

Dorvin D. Lively
Executive Vice President - Chief Financial Officer and Chief Administrative Officer